

December 11, 2020

Jeffrey McGonegal
Chief Executive Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

> **Re: Riot Blockchain, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 4, 2020**
> **File No. 333-251149**

Dear Mr. McGonegal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William R. Jackman, Esq.